50th Floor Champion Tower        T 852 2501 2000
3 Garden Road
Central, Hong Kong




August 29, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form F-4 (Registration No. 333-263841) and Proxy
Statement (File No. 001-39860)

To whom it may concern:

         Reference is made to the above-referenced (i) registration statement (as amended,
the    Registration Statement   ) of Perfect Corp. (the    Issuer   ) under the
Securities Act of 1933,
as amended (the    Securities Act   ) and (ii) proxy statement (as amended, the
   Proxy
Statement   ) of Provident Acquisition Corp. (the    SPAC   ) under the
Securities Exchange Act of
1934, as amended (the    Exchange Act   ), in each case, with respect to a
proposed business
combination involving a merger, consolidation, exchange of securities, acquisition of assets,
or similar transaction between Perfect and the SPAC (the    Transaction   ).
The Registration
Statement has not yet been declared effective as of the date of this letter.

         This letter is to advise you that, effective as of August 27, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration Statement and the Proxy Statement as acting or agreeing to act
(including, without limitation, any capacity or relationship (i) required to be described under
Paragraph (5) of Schedule A of the Securities Act or (ii) for which consent is required under
Section 7 of the Securities Act) with respect to the Transaction.

       We are also enclosing our termination letter that was sent to the SPAC which recommends that the SPAC notify the investing public of our resignation prior to the shareholder vote on the Transaction.

           Therefore, we hereby advise you, the SPAC and the Issuer, pursuant to Section
11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement and the Proxy Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

                                                       Sincerely,

                                                       Citigroup Global Markets
Inc.

                                                       By:
_____________________
                                                       Name: Ho-Yin Lee
                                                       Title: Managing Director


Encl.:    Mutual Termination Letter dated August 29, 2022

cc:       Provident Acquisition Corp.
          Perfect Corp.


Citigroup Global Markets Asia Limited
A non-bank Member of Citigroup